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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. 3)*


                             RMI TITANIUM COMPANY
                   -----------------------------------------
                               (Name of Issuer)




                                  Common Stock
                   -----------------------------------------
                        (Title of Class of Securities)




                                  74961H 20 3
                                 -------------
                                (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 5 Pages


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                                  SCHEDULE 13G


CUSIP No. 74961H 20 3                                      Page 2 of 5 Pages
         ---------------------                             ------------------

  (1)     Names of Reporting Person
          S.S. or I.R.S. Identification Nos. of Above Person

                                USX Corporation
                   IRS Employer Identification No. 25-0996816
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only


          ---------------------------------------------------------------------

  (4)     Citizenship or Place of Organization

                               Delaware
          ---------------------------------------------------------------------

                       (5)     Sole Voting Power
  Number of                    5,483,600 (1)    -   27.0%
   Shares              --------------------------------------------------------
 Beneficially          (6)     Shared Voting Power
  Owned by                     Not applicable
    Each               --------------------------------------------------------
  Reporting            (7)     Sole Dispositive Power
 Person With                   5,483,600        -  27.0%
                       --------------------------------------------------------
                       (8)     Shared Dispositive Power
                               Not applicable
                       --------------------------------------------------------

  (9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                       5,483,600
          ---------------------------------------------------------------------

 (10)     Check box if the Aggregate Amount in Row (9) Excludes Certain
          Shares*
                       Not applicable
          ---------------------------------------------------------------------

 (11)     Percent of Class Represented by Amount in Row (9)
                        27.0%
          ---------------------------------------------------------------------

 (12)     Type of Reporting Person*
                        CO
          ---------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
---------------

        (1) Effective May 10, 1996, the Voting Trust Agreement (1,319,175 shares of RMI Common Stock with Mellon Bank, N.A., as Trustee) was terminated.


                                  Page 2 of 5 Pages
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ITEM 1(a).        NAME OF ISSUER:

                  RMI Titanium Company

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1000 Warren Avenue,
                  Niles, Ohio 44446

ITEM 2(a).        NAME OF PERSON FILING:

                  USX Corporation ("USX")

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICER:

                  600 Grant Street,
                  Pittsburgh, Pennsylvania 15219-4776

ITEM 2(c).        CITIZENSHIP:

                  Delaware corporation

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e).        CUSIP NUMBER:

                  74961H 20 3


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13B-1(b), OR 13d-2(d), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable

ITEM 4.           OWNERSHIP:

                  (a) As of December 31, 1996, USX owned 5,483,600 shares of the subject securities (hereinafter, the "USX Securities") and did not have the right to acquire any other securities of the Issuer: (i) through the exercise of any option, warrant or right; (ii) through the conversion of a security; (iii) pursuant to the power to revoke a trust, discretionary account, or similar arrangement; or
                           (iv) pursuant to the automatic termination of a trust, discretionary account or similar arrangement.

                  (b) According to the Issuer, 20,290,550 shares of the subject securities were outstanding on December 31, 1996. The amount of shares set forth in Item 4(a) is, therefore, 27.0% of the class of such securities outstanding on December 31, 1996.


                                  Page 3 of 5 Pages


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                  (c)   (i)   As of December 31, 1996, USX has the sole power
                              to vote or direct the vote of 5,483,600 shares of the subject securities.

                        (ii) As of December 31, 1996, USX did not have shared power to vote or direct the vote of any securities of the Issuer.

                        (iii) As of December 31, 1996, USX had the sole power
                              to dispose of or direct the disposition of 5,483,600 shares of the subject securities.

                        (iv) As of December 31, 1996, USX did not have shared power to dispose of or direct the disposition of any securities of the Issuer.


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  No person, other than USX, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the USX Securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  USX does not represent a "group" filing this schedule pursuant to Rule 13d-1(b)(ii)(H)

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable

ITEM 10.          CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 12, 1997
                                              -------------------------
                                                       Date


                                               /s/ G. R. Haggerty
                                               --------------------
                                                   G. R. Haggerty,
                                                   Vice President & Treasurer


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